US Tiger Securities, Inc.
(A Wholly-Owned Subsidiary of Tiger Fintech Holdings, Inc.)
Statement of Financial Condition
December 31, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65324

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING ___01/01/2022___ AND ENDING ___12/31/2022___
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: US TIGER SECURITIES INC

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer   ☐Security-based swap dealer   ☐Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

437 MADSION AVE, 27ᵀᴴ FLOOR

	(No. and Street)	
New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lei Huang	646-978-5180	lei.huang@ustigersecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mazars USA LLP

	(Name – if individual, state last, first, middle name)		
60 Crossways Park Drive West, Suite 301	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)
10/08/2003			339
(Date of Registration with PCAOB)(if applicable)			(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lei Huang, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of US Tiger Securities Inc, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



LORI ALESSI
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01AL6425911
Qualified in Queens County
Commission Expires November 29, 20**25**

Signature:

Title:
Chief Executive Officer

Lori Alessi

Notary Public

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

US Tiger Securities, Inc.
(A Wholly-Owned Subsidiary of Tiger Fintech Holdings, Inc.)
Index
December 31, 2022

mazars

Mazars USA LLP
60 Crossways Park Drive West
Suite 301
Woodbury, New York 11797

Tel: 516.488.1200
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of US Tiger Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of US Tiger Securities, Inc. (the "Company") (a wholly-owned subsidiary of Tiger Fintech Holdings, Inc.), as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

Mazars USA LLP

Woodbury, NY
March 29, 2023

US Tiger Securities, Inc.
(A Wholly-Owned Subsidiary of Tiger Fintech Holdings, Inc.)
Statement of Financial Condition
As of December 31, 2022

Assets

Cash and cash equivalents	$	7,391,797
Restricted cash equivalents		443,944
Investments, at fair value		720,158
Accounts receivable		18,750
Deposits held at clearing brokers		1,000,000
Receivable from clearing brokers		2,544,441
Due from affiliate		47,258
Fixed assets, net		79,764
Deferred tax asset		793,090
Operating lease right-of-use assets		2,038,490
Prepaid expenses and other assets		1,542,534
Total assets	$	16,620,226

Liabilities and Stockholder's Equity

Accounts payable	$	6,430
Accrued expenses and other liabilities		2,314,554
Operating lease liabilities		2,219,921
Total liabilities		4,540,905

Stockholder's equity

Common stock $0.05 par value, 2,000 shares authorized, issued and outstanding		100
Additional paid-in capital		17,579,139
Accumulated deficit		(5,499,918)
Total stockholder's equity		12,079,321
Total liabilities and stockholder's equity	$	16,620,226

See accompanying notes to the financial statement.

US Tiger Securities, Inc.
(A Wholly-Owned Subsidiary of Tiger Fintech Holdings, Inc.)
Notes to the Financial Statement
As of December 31, 2022

1. Organization

JFD Securities Inc. ("JFD") was formed on December 20, 2010 as a New Jersey Corporation. In May 2016, Tiger Holdings, LLC ("THL"), a Delaware limited liability company acquired 24.9% of JFD and in March 2018 acquired the remaining 75.1% of JFD. On April 5, 2018, JFD's name was changed to US Tiger Securities Inc. (the "Company"). In July 2018, THL sold 24.9% of its interest in the Company to Tiger Fintech Holdings, Inc. ("TFH") and in November 2018 THL sold the remaining 75.1% of the Company to TFH.

The Company is presently a wholly owned subsidiary of TFH. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer, and is a member of the Financial Industry Regulatory Authority ("FINRA"), specializing in providing online trading, execution and corporate services to its clients and its foreign affiliates. As an introducing broker, the Company does not keep custody of its clients' securities and money. The Company also participates in syndicate underwritings on a best efforts and firm commitment basis.

The Company is approved to engage in the following activities: (1) providing brokerage agency execution services for institutions on an agency basis, recording transactions in securities and trade-related revenue and expenses on a trade date basis, (2) participating in firm commitment and best efforts underwriting activities, (3) introducing customers to its clearing broker for master stock lending program, (4) providing corporate access to customers, (5) providing mergers and acquisitions advisory services, (6) introducing order flow to a third party financial institution and (7) providing research activities.

The Company operates under the provisions of Paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of Paragraph (k)(2)(i) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in conjunction with its activities as a broker-dealer and does not hold funds or securities for or owe money or securities to customers. The Company does not have any customers as defined by Rule 15c3-3(a)(1). Accordingly, the Company is exempt from the requirements of the provisions of Rule 15c3-3(e) (the "Customer Protection Rule"), based on the exemption provided in Rule 15c3-3(k)(2)(i), and does not maintain any "Special Account for the Exclusive Benefit of Customers." The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company's financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

The following is a summary of the significant accounting policies followed by the Company.

Cash and cash equivalents
The Company considers all demand and time deposits and all highly liquid investments with an original maturity of three months or less to be cash equivalents.

2.   **Summary of Significant Accounting Policies (Continued)**

Cash and cash equivalents (Continued)

As of December 31, 2022, the Company maintained a money market deposit account of $443,944 to secure a letter of credit on its New Yok office lease. The money market deposit account is recorded as restricted cash equivalents on the Statement of Financial Condition.

Cash Flow

The following table provides a reconciliation of cash, cash equivalents, and restricted cash equivalents reported within the Statement of Financial Condition as of December 31, 2022 that sum to the total of the same such amounts shown on the Statement of Cash Flows.

	1/1/2022		12/31/2022
Cash and cash equivalents	$	7,768,334	$	7,391,797
Restricted cash equivalents		443,944		443,944
Total cash, cash equivalents, and restricted cash equivalents shown on the statement of cash flows	$	8,212,278	$	7,835,741

Deposits held at Clearing Brokers

Deposits held at broker dealers includes a clearing deposit of $1,000,000 the Company maintains with one of its clearing brokers. The Company terminated its agreement in 2022 with another clearing broker and the Company's clearing deposit of $500,000 was returned in September 2022.

Accounts Receivable

Accounts receivable is carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts. There were no accounts receivable past due as of December 31, 2022.

Allowance for credit losses

The Company applies Accounting Standards Codification ("ASC") Topic 326, Financial Instruments – Credit Losses ("ASC 326") for certain financial assets measured at amortized cost to estimate current expected credit losses ("CECL"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including receivables from clearing brokers utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Management does not believe that an allowance is required as of December 31, 2022.

Right of use assets and lease liabilities

ASC 842 requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangement.

US Tiger Securities, Inc.
(A Wholly-Owned Subsidiary of Tiger Fintech Holdings, Inc.)
Notes to the Financial Statement
For the year ended December 31, 2022

2.   Summary of Significant Accounting Policies (Continued)

Right of use assets and lease liabilities (Continued)
The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed.

The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments with the discount rate based on the company's assessment of its incremental borrowing rate, which is the rate of interest it would expect to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

Allocation of Stock Based Compensation
From time to time, the Company's employees are granted shares in the ultimate parent company. The Company recognizes compensation cost on a straight-line basis over the vesting period of the shares granted and such expenses are recorded as employee compensation and benefits in the Statement of Operations and a non-cash contribution from the Parent.

Revenue Recognition
The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company introduces customers to its clearing broker for stock loans and receives fee income directly from the clearing broker. Stock loans are initiated directly by the Company's clients with the clearing broker. The Company believes its performance obligations are satisfied upon trade date and recognizes fee income in agreement with the blotters provided by the clearing broker.

The Company earns income from introducing order flow to a third-party financial institution. The third party provides the Company with a monthly statement reflecting the order flows introduced by the Company, and the revenue is recognized based on the information received and when the Company believes that the performance is satisfied. The Company provides corporate access to customers and the revenue is recognized once an arrangement exists and access has been provided and the Company believes that the performance obligation is satisfied.

2.   **Summary of Significant Accounting Policies (Continued)**

Revenue Recognition (Continued)

Revenue for private placements and capital raising transactions is recognized at the point in time that performance under the arrangement is completed, generally on the closing date of the transaction, and the fee is contingent on either the amount of capital raised or the transaction value.

The Company earns underwriting fees in securities offerings in which the Company acts as firm commitment underwriter and also may act as a syndicate member, or selling group participant, or a best efforts underwriter. Fee revenue relating to underwriting commitments is recorded at the point in time when all significant items relating to the underwriting process have been completed and the amount of the underwriting revenue has been determined. Generally, this is the point at which all of the following have occurred: (i) the issuer's registration statement has become effective with the SEC or the other offering documents are finalized; (ii) the Company has made a firm commitment for the purchase of securities from the issuer (when applicable); and (iii) the Company has been informed of the number of securities that it has been allotted. The Company believes that the performance obligation is satisfied when the significant items are completed, which is generally on the trade-date of the securities offerings.

From time to time, the Company may also earn an additional fee (a "deferred underwriting fee") from underwritings in accordance with the conditions required in the applicable prospectus. Generally, the deferred underwriting fee is earned only upon the consummation of an initial business combination, as described in the prospectus. If a business combination is not consummated within the required time period noted in the prospectus, a deferred underwriting fee will not be earned.

The Company provides advisory fees to customers and the revenue is recognized once advisory services were provided and the Company believes that the performance obligation is satisfied.

The Company earns interest income from accounts held at banks and clearing brokers and interest income is recognized on the accrual basis. Because financial instruments are outside of the scope of ASC Topic 606, it has no impact on the Company's existing methodology for revenue recognition.

Disaggregation of Revenue

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. The contract asset activity for the year ended December 31, 2022 included an opening balance of $637,147 as of December 31, 2021 along with additions of $841,136 during 2022 reduced by $327,264 of expenses recognized during 2022. As of December 31, 2022, the Company had contract assets of $1,151,019 included in prepaid expenses and other assets within the Statement of Financial Condition.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. The contract liability activity for the year ended December 31, 2022 included an opening balance of $1,049,395 as of December 31, 2021 along with additions of $1,121,167 during 2022 reduced by $470,212 of revenue recognized during 2022.

2. **Summary of Significant Accounting Policies (Continued)**

Disaggregation of Revenue (Continued)

As of December 31, 2022, the Company's had contract liabilities of $1,700,350 included in accrued expenses and other liabilities within the Statement of Financial Condition.

Use of Estimates

The preparation of the financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is recognized based on the straight line method over the estimated useful lives of the assets. The Company estimates the useful lives of computer equipment to be three years. Leasehold improvements are generally amortized over the terms of their respective leases.

Fixed assets included computer equipment of $19,320 and leasehold improvements of $69,315 as of December 31, 2022. As of December 31, 2022, the accumulated depreciation and amortization was $8,871, with a net book value of $79,764.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740. The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed as the difference between the financial statement and tax bases of assets and liabilities based on presently enacted tax laws and rates. Valuation allowances are established to reduce deferred tax assets when it is deemed more likely than not that such assets will not be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statement only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statement as appropriate. Interest and penalties, if any, related to unrecognized tax benefits are recorded in the income tax provision.

GAAP provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statement. The guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more likely-than-not" of being sustained by the applicable tax authority. The Company recognizes the effect of income tax positions if those positions are more likely than not of being sustained.

3.   **Fair value of financial instruments**

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs.

Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions that market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A market is active if there are sufficient transactions on an ongoing basis to provide current pricing information for the asset or liability, pricing information is released publicly, and price quotations do not vary substantially either over time or among market makers. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

During the year ended December 31, 2022, the Company purchased shares of publicly traded common stock resulting from a securities offering the Company participated as a firm commitment underwriter. As of December 31, 2022, the Company held $319,921 of these publicly traded securities which are categorized as Level 1 in the fair value hierarchy.

At December 31, 2022, the Company held restricted securities of $400,237 with fair value based on the most recent round of financing. These are categorized as Level 3 in the fair value hierarchy.

As of December 31, 2022, the Company's investments are classified as follows:

	Level 1	Level 2	Level 3	Total
Publicly traded common stock	$ 319,921	$ -	$ -	$ 319,921
Restricted warrants	-	-	400,237	400,237
Total	$ 319,921	$ -	$ 400,237	$ 720,158

US Tiger Securities, Inc.
(A Wholly-Owned Subsidiary of Tiger Fintech Holdings, Inc.)
Notes to the Financial Statement
As of December 31, 2022

4.   Leases

In May 2019, the Company entered into a non-cancelable operating lease agreement for office space in New York City. The lease commenced in May 2019 and has a term of 68 months, through January 2025. The Company is responsible for utilities, real estate taxes, and maintenance on its leased office space. In March 2022, the Company entered into a non-cancelable operating lease agreement for additional office space in New York City. The lease commenced in March 2022 and has a term of 67 months, through September 2027. The Company is responsible for utilities, real estate taxes, and maintenance on its leased office space.

The Company has two obligations classified as an operating lease for office space with initial non-cancelable terms in excess of one year, which is discussed above. Because the Company is not reasonably certain it will exercise the lease renewal option, the associated payments during the optional renewal period were not used in the determination of the lease terms and are excluded from lease payments. The amount reported under operating lease right-of-use assets and operating lease liabilities in the Statement of Financial Condition was $2,038,490 and $2,219,921, respectively.

Undiscounted maturity of the lease liabilities under the current lease agreements as of December 31, 2022 through September 2027 when both leases will have expired amounted to $2,451,806, with imputed interest of $231,885, at a 5% discount rate.

Future minimum payments under these non-cancelable operating leases with remaining terms in excess of one year as of December 31, 2022 for each of the remaining years and in the aggregate are:

	Total Commitments
2023	704,445
2024	709,532
2025	391,776
2026	367,661
2027	278,392
	$ 2,451,806

5.   Syndicate Receivables

The Company participated in underwriting deals on a firm commitment basis and also as a selling group member. The Company also acted a selling group member for an affiliate. As of December 31, 2022, the Company had no syndicate receivables.

6.   Related Party Transactions

Syndicate Income
For the year ended December 31, 2022, the Company earned a deferred underwriting fee from a securities offering in which the Company acted as firm commitment underwriter. This revenue was earned from the Company's affiliate TradeUP Global Corp.

For the year ended December 31, 2022, the Company also earned syndicate income from a securities offering in which the Company acted as firm commitment underwriter in which the Chief Executive Officer (CEO) of the Company was also the CEO of the issuer of the securities offering.

US Tiger Securities, Inc.
(A Wholly-Owned Subsidiary of Tiger Fintech Holdings, Inc.)
Notes to the Financial Statement
For the year ended December 31, 2022

6.   **Related Party Transactions (Continued)**

Syndicate Income (Continued)

The Company acts as a selling group member for its affiliate, Tiger Brokers New Zealand ("TBNZ"), for underwriting deals. As of December 31, there were no syndicate receivables related to this affiliate.

Compensation

In July 2020, the Company entered into an expense sharing agreement with TradeUP Securities Inc., its affiliate, to allocate salaries and payroll related expenses. As of December 31, 2022 $47,258 is classified as due from affiliate on the Statement of Financial Condition. In March 2023, the Company also paid and allocated bonuses to this affiliate.

Data Service

The Company's affiliate, Beijing U-Tiger Business Service Limited allocates data service cost to the Company based on agreement terms.

Stock Based Compensation

Restricted share grants are valued utilizing 1/15 of the quoted American Depositary Share ("ADS") price of the ultimate parent company (as each ADS share represent 15 Class A shares of the ultimate parent company). The share awards typically vest over a period of four years and service conditions are attached; the shares only vest if the employee is still employed by the Company, and has not given notice to terminate their employment contract, on vesting date. There are no other performance conditions or market conditions. The share grants are issued under the ultimate parent company's 2019 performance incentive plan; and the maximum number of 52,000,000 shares can be issued under that plan for the employees of the Company's and its affiliates.

The Company had 8,299,970 share grants outstanding at December 31, 2021. In 2022, the Company's employees were granted 8,600 share units and 759,991 shares were forfeited, for an aggregate 7,548,579 of outstanding shares granted. None of these outstanding share grants have fully vested as of December 31, 2022. Total share units forfeited since inception are 1,109,991 share units. The cumulative adjustment in 2022 for the forfeited shares was approximately $165,000. The weighted average fair value of grants expensed during 2022 was $0.74.

7.   **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires the Company to maintain a minimum net capital greater than $250,000. At December 31, 2022, the Company had net capital of $8,705,756, as defined, which exceeded its required net capital by $8,455,756.

As an introducing-broker regulated by the NFA, the Company is subject to the CFTC Regulation 1.17, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness.

US Tiger Securities, Inc.
(A Wholly-Owned Subsidiary of Tiger Fintech Holdings, Inc.)
Notes to the Financial Statement
For the year ended December 31, 2022

7.   **Net Capital Requirements (Continued)**

The Company is required to maintain adjusted net capital equivalent to or in excess of $250,000 or the minimum net amount required by the Rule, whichever is greater. At December 31, 2022, the Company had net capital of $8,705,756, as defined, which exceeded its required net capital by $8,455,756.

8.   **Concentrations and uncertainties**

Cash consists of cash in banks, primarily held at three financial institutions which at times may exceed federally insured limits. At December 31, 2022, the Company had a total of approximately $7,237,000 with two of these financial institutions in excess of the insured limits. The Company has not experienced any losses in such accounts.

In the ordinary course of business, the Company may be subject to litigation or regulatory inquiry. In management's opinion, based upon the information available at this time there are no litigious claims or regulatory inquiries against the Company that would have a material impact on the financial position or operating results of the Company.

9.   **Settlement with former employee**

In October 2022, the Company settled any and all disputes with a former employee.

10.   **Income Taxes**

The Company's taxable income and loss are reported on the consolidated tax return of TFH and its subsidiaries. However, the Company computes its tax provision as if it were filing a return on a modified separate return basis.

At December 31, 2022, the Company had a standalone federal net operating loss carryforward ("NOL") of approximately $3,000,000 for federal, New York State and New York City income tax purposes. Additionally, at December 31, 2022 timing differences related to the deductibility of stock based compensation for book and tax purposes amounted to approximately $3,100,000. The Company's net deferred tax asset before valuation allowance was approximately $2,000,000 using federal, state and local effective tax rates of 21%, 6.5% and 8.85%. However, the Company recorded a valuation allowance of approximately $1,200,000 since management believes it is more likely than not that the Company will not realize the full benefit of these deductible differences. For 2022, the Company recognized net deferred tax benefit.

As of December 31, 2022, the Company did not have any uncertain tax positions and the Company's income tax returns for all tax years subsequent to 2019 are subject to examination by tax authorities.

11.   **Subsequent Events**

The Company has evaluated subsequent events through the date of issuance of the financial statement. Based on this evaluation, the Company has determined that no events have occurred that were to be recognized or disclosed to the financial statement.